UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

NXT ENERGY SOLUTIONS, INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

62948Q107

(CUSIP Number)

Mr. Michael Mork
132 Mill Street, Suite 204
Healdsburg, CA 95448
Telephone: (707) 431-1057

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCAPM, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 4035000	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 4035000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5717420		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3		
14	TYPE OF REPORTING PERSON (See Instructions) PN		

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mork Capital Management, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4035000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4035000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5717420		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3		
14	TYPE OF REPORTING PERSON (See Instructions) IA		

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Mork		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) PF		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1682420	
	8	SHARED VOTING POWER 4035000	
	9	SOLE DISPOSITIVE POWER 1682420	
	10	SHARED DISPOSITIVE POWER 4035000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5717420		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3		
14	TYPE OF REPORTING PERSON (See Instructions) IN		

This Amendment No. 3 amends and supplements the Schedule 13D/A filed by the undersigned on November 13, 2017.

Item 2.   Identity and Background

Below is information regarding the Reporting Persons:

(a)-(c) This statement is filed by Michael Mork, with respect to the shares of Common Stock beneficially owned by Michael Mork, including shares of Common Stock held in the name of MCAPM, L.P.

The business address of MCAPM, L.P., Mork Capital Management, and Michael Mork is 132 Mill St., suite 204, Healdsburg, CA 95448.

The principal employment of Michael Mork is investment management. MCAPM, L.P. is a private investment partnership engaged in the purchase and sale of securities. Mork Capital Management is in the business of serving as the advisor and general partner of MCAPM, L.P.

(d)   During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Michael Mork is a citizen of the United States

Item 3.   Source and Amount of Funds or Other Considerations

Item 3 is hereby amended to reflect and include the following:

On May 16, 2018, NXT Energy Solutions, Inc ("the Company") announced the closure of a portion of the second tranche of a three-tranche private placement, which subsequently increased the Company's outstanding Common Shares to 64,997,345 thereby decreasing MCAPM, L.P, Mork Capital Management, and Michael Mork's beneficial ownership to 8.7%.

On June 18, 2018 NXT Energy Solutions, Inc ("the Company") announced the closure of a further portion of the second tranche of a three-tranche private placement, which subsequently increased the Company's outstanding Common Shares to 67,378,297 thereby decreasing MCAPM, L.P, Mork Capital Management, and Michael Mork's beneficial ownership to 8.4%.

On July 4, 2018 NXT Energy Solutions, Inc ("the Company") announced the closure of the final portion of the three-tranche private placement, which subsequently increased the Company's outstanding Common Shares to 68,432,746 thereby decreasing MCAPM, L.P, Mork Capital Management, and Michael Mork's beneficial ownership to 8.2%.

On November 15, 2018 NXT Energy Solutions, Inc ("the Company") announced its 2018 Third Quarter Results, which disclosed that the Company's outstanding Common Shares increased to 68,573,558 as of

September 30, 2018 due to the closure of the three-tranche private placement and an Investor Rights Agreement with Alberta Green Ventures Limited Partnership thereby decreasing MCAPM, L.P, Mork Capital Management, and Michael Mork's beneficial ownership to 8.2%.

On October 29, 2018, MCAPM, L.P. acquired an additional 100,000 shares of the Issuer's common shares on the OTCQB Exchange. The cost to purchase these additional shares was $49,690 and came from MCAPM, L.P.'s working capital.

On December 10, 2018, MCAPM, L.P. sold 15,000 shares of the Issuer's common shares on the OTCQB Exchange. The proceeds from this sale were $4,780.50 and were directed to MCAPM, L.P.'s working capital.

On December 19, 2018, Michael Mork sold 12,000 shares of the Issuer's common shares on the OTCQB Exchange. The proceeds from this sale were $4,440 and were directed to Mr. Mork's personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The purpose in acquiring the common shares of the Issuer is for passive investment purposes to profit from the appreciation in the market price of the shares. The purpose of the sale of the common shares of the Issuer is for tax loss sales for passive investment purposes. As of June 8, 2015, Mr. John Agee, the brother-in-law of Mr. Michael Mork, no longer serves as a member of the Issuer's Board of Directors. Mr. John Tilson, who is a limited partner of MCAPM, L.P., has served as a board member since February 24, 2015.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The percentages used in this filing are calculated based on the number of outstanding shares of Common Shares of 68,573,558, as indicated in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 19, 2018.

(A) MCAPM, L.P.

    (a)   Aggregate number of shares beneficially owned: 4,035,000
                    Percentage: 5.9%

    (b)   1. Sole power to vote or to direct vote: 0
                    2. Shared power to vote or to direct vote: 4,035,000
                    3. Sole power to dispose or to direct the disposition: 0
                    4. Shared power to dispose or to direct disposition: 4,035,000

    (c)   Within the past one hundred and twenty days, MCAPM, L.P. purchased the following on the OTCQB Exchange on October 29, 2018: 100,000 common shares at a per share price of $0.4969 for a total of $49,690.00.

                Within the past sixty days, MCAPM, L.P. sold the following on the OTCQB Exchange on December 10, 2018: 15,000 common shares at a per share price of $0.3187 for a total of $4780.50.

(d)   Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(B)   Mork Capital Management, LLC

(a)   Aggregate number of shares beneficially owned: 4,035,000
        Percentage: 5.9%
(b)   1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 4,035,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 4,035,000

(c)   Mork Capital Management, LLC has made no purchases of the Issuer's common shares for its own account. As investment adviser, it purchases and sell securities on behalf of its clients.

(d)   Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(C) Michael Mork

(a)   Aggregate number of shares beneficially owned: 5,717,420
        Percentage: 8.3%
(b)   1. Sole power to vote or to direct vote: 1,682,420
        2. Shared power to vote or to direct vote: 4,035,000
        3. Sole power to dispose or to direct the disposition: 1,682,420
        4. Shared power to dispose or to direct disposition: 4,035,000

(c)   Within the past sixty days, Mr. Michael Mork sold the following on the OTCQB Exchange on December 19, 2018: 12,000 common shares at a per share price of $0.37 for a total of $4,440.00.

(d)   Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM,

L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

Item 7.   Material to Be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit No.   Description
1   Joint Filing Agreement, dated February 11, 2019

<center>**SIGNATURES**</center>

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

MCAPM , L.P.

/s/ Michael Mork
By:Michael Mork
   General Partner

Mork Capital Management

/s/ Michael Mork
By:Michael Mork
   Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: February 11, 2019

MCAPM , L.P.

/s/ Michael Mork
By:Michael Mork
    General Partner

Mork Capital Management

/s/ Michael Mork
By:Michael Mork
    Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork